File No. 82-5139

03003280

(Summary English Translation)

During Fiscal Year 2002 (5th Fiscal Year)

Interim Business Report

For Six-month Period from April 1, 2002 through September 30, 2002

dlw 1/27

CYBIRD Co., Ltd.

(Summary English Translation)

Message from President

This section includes a greeting from Robert Kazutomo Hori, President and CEO of the Company, and the outline of Results of Operation for the relevant six-month period.

Special Report

1—The Making of CYBIRD's Contents

Outlines the developing processes of the Company's two major content services.

2—CYBIRD's Business Tie-Ups

Introduces the Company's alliance strategy and recent collaboration cases and outlines alliances previously made.

Results of Operation by Business Segment for the Relevant Six-month Period

Mobile Content Business

Sales of this segment have increased by 865 million yen to 3,544 million yen.

Marketing Solution Business

Sales of this segment have increased by 281 million yen to 578 million yen.

Commerce Business

Cybird launched a Commerce Business on April 1, 2002.

Technology Related Business (K laboratory Co., Ltd.)

Sales of this segment including those of K Laboratory Co., Ltd., a subsidiary of the Company, have increased by 84 million yen to 154 million yen.

International Business

Sales of this segment have increased by 6 million yen to 11 million yen.

Consolidated Balance Sheets

	September 30, 2002	September 30, 2001
	Thousand yen	Thousand yen
Assets		
I **Current Assets** :		
Cash and cash equivalents	2,597,033	2,022,216
Trade accounts receivables	2,117,527	1,566,615
Inventories	36,052	24,986
Others	258,680	116,386
Allowance for doubtful accounts	(31,426)	(55,444)
Total current assets	4,977,867	3,674,760
II **Fixed Assets :**		
(Tangible fixed assets)	121,795	135,971
(Intangible fixed assets)		
Software	474,659	596,321
Other intangible assets	28,210	27,445
Total intangible fixed assets	502,871	623,766
(Investments and other assets)		
Lease deposit	255,400	255,043
Other assets	261,296	94,471
Total investments and other assets	516,696	349,515
Total fixed assets	1,141,363	1,109,254
Total	6,119,231	4,784,015

	September 30, 2002	September 30, 2001
	Thousand yen	Thousand yen
Liabilities and shareholders' equity		
I **Current liabilities** :		
Trade accounts payable	390,463	265,662
Short term bank debts	287,700	500,000
Bonus payment reserve	67,025	31,149
Accounts payable	578,085	351,181
Other current liabilities	18,589	24,460
Total current liabilities	1,341,863	1,172,453
II **Fixed liabilities** :		
Total fixed liabilities	—	43,816
Total liabilities	1,341,863	1,216,270
III **Minority Interest :**	25,211	27,942
IV **Shareholders' equity** :		
Common stock	2,565,500	2,405,500
Additional paid in capital	2,622,200	2,462,200
Deficit	(434,870)	(1,333,479)
Foreign exchange transaction adjustment	(674)	(2,097)
Unrealized gain on available-for-sale securities	—	7,679
Total Capital	4,752,156	3,539,802
Total	6,119,231	4,784,015

Consolidated Statements of Income (Operations)

	Interim Period ended September 30, 2002	Interim Period ended September 30, 2001
	Thousand yen	Thousand yen
Net sales	4,288,609	3,051,293
Cost of sales	2,051,331	1,506,118
Gross profit	2,237,278	1,545,175
Selling, general and administrative expenses	1,664,328	1,372,017
Operating income	572,949	173,158
Non-operating income	2,816	1,051
Non-operating expenses	5,318	52,915
Ordinary Income	570,446	121,294
Extraordinary gain	9,360	88,045
Extraordinary loss	24,306	1,524
Income before income taxes and minority interest	555,499	207,816
Current	201,941	1,410
Deferred	(287,951)	—
Total	(86,009)	1,410
Minority interest in loss	18,753	13,014
Net income	660,262	219,420

Consolidated Statement of Surplus

N/A

Consolidated Cash Flow Statements

	Interim Period ended September 30, 2002	Interim Period ended September 30, 2001
	Thousand yen	Thousand yen
Operating activities :		
Income before income taxes and minority interest		
Adjustments to reconcile net loss to net cash used in operating activities	555,499	207,816
Depreciation and amortization	186,963	170,209
Interests and dividend received	(497)	33,199
Interests expenses	2,801	(324)
Costs for issuance of new shares	—	2,108
Equity in net losses of affiliated companies	2,517	49,433
Gain on sales of investment securities	(9,360)	(44,862)
Gain on change of equity	1,899	(43,182)
Increase(decrease)in trade accounts receivable	(102,120)	(309,147)
Increase(decrease)in trade accounts payable	59,889	85,321
Increase(decrease)in accounts payable others	(162,893)	(2,141)
Other—net	(23,462)	102,487
Total adjustments	511,236	250,917
Interests and dividend received	496	301
Interest expenses	(3,094)	(3,117)
Income taxes—paid	(3,170)	(2,281)
Net cash provided by operating activities	505,468	245,819
Investing activities :		
Expenditures for property and equipment	(8,625)	(11,525)
Expenditures for software	(227,530)	(154,077)
Expenditures for investment securities	(50,000)	(42,691)
Proceeds from sales of investment securities	25,110	60,000
Expenditures for lease deposits	(450)	(144,519)
Other-net	(5,328)	(33,918)
Net cash used in investing activities	(266,825)	(326,733)
Financing activities :		
Proceeds from Short-term bank debt	250,000	500,000
Repayment of short-term bank debt	(262,300)	—
Proceeds from issue of new shares	314,000	—
Other—net	(5,992)	42,753
Net cash provided by financing activities	295,708	542,753
Foreign currency translation adjustment	(10)	—
Net increase (decrease) in cash and cash equivalents	534,341	461,839
Cash and cash equivalents, beginning of period	2,062,691	1,560,377
Cash and cash equivalents, end of period	2,597,033	2,022,216

Corporate profile (as of September 30, 2002)

This section mentions the name, date of establishment, amount of capital, address, number of employees, description of business, securities code, names of board members, banks of account, affiliated associations, consolidated subsidiaries and name of affiliated company of the Company.

Stock Information (as of September 30, 2002)

This section outlines the number of outstanding shares, number of shareholders, names of major shareholders, weekly chart of stock prices for the period from April through October 2002 and other shareholder information.

News & Topics

This section covers award winning information and establishment of risk management committee.